USG Corporation
550 West Adams Street
Chicago, IL 60661

Ellis A. Regenbogen Corporate Secretary and Associate General Counsel
October 12, 2007
By EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Attn:	Ms. Ellie Quarles Special Counsel

RE:	USG Corporation Definitive 14A Filed March 30, 2007 File No. 1 — 08864
Ladies and Gentlemen:
     Set forth below are the responses of USG Corporation (“USG”) to the comments of the staff of the Division of Corporation Finance contained in your letter dated August 21, 2007 to William C. Foote, Chairman and Chief Executive Officer of USG, with respect to USG’s definitive 14A filed March 30, 2007. For your convenience, we have repeated in bold face type the staff’s comments immediately above our responses.
Stockholder Nominee Recommendations and Criteria for Board Membership, page 10
1.	Please disclose whether there are any differences in the manner in which the nominating subcommittee evaluates nominees for director based on whether the nominee is recommended by a security holder. See Item 407(c)(2)(vi) of Regulation S-K.
     In future filings, we intend to include a statement to the effect that the desired qualities for our directors described in our Corporate Governance Guidelines, and the procedures to be followed by our Governance Committee in considering nominees for election as directors, apply to all nominees, including any nominees recommended by our stockholders.

Policies and Procedures Regarding Related Party Transactions, page 14
2.	Please clarify whether you have policies and procedures specifically designed for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K and provide the information required by Item 404(b) of Regulation S-K.
     In future filings, we intend to add a statement to the disclosure under the caption “Policies and Procedures Regarding Related Party Transactions” to the effect that the policies and procedures described in that disclosure apply to transactions involving our directors and executive officers and their immediate family members required to be reported under Item 404(a) of Regulation S-K. We also intend to add a statement to that disclosure to the effect that transactions involving holders of more than 5% of our common stock required to be reported under that Item are subject to review by an officer at the level of Executive Vice President or above to determine whether they are on an arm’s — length basis.
     We note your request that we provide the information required by Item 404(b) of Regulation S-K. We believe the information required by Items 404(b) (1) (i) — (iv) of Regulation S-K is already included in the disclosure under the caption “Policies and Procedures Regarding Related Party Transactions”, and that the statement to be added in the future referred to in the first sentence of the preceding paragraph will make that more apparent. Also, the procedures described in the penultimate paragraph under that caption have now been incorporated into our Corporate Governance Guidelines, and we intend to include a statement to that effect in our future disclosure.
     We also intend to include the disclosure required by Item 404(b)(2) of Regulation S-K if and when it is applicable.
Compensation Discussion and Analysis, page 15
3.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Foote’s salary, bonus, non-equity incentive plan compensation and grants of options and restricted stock were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.
     In future filings, we intend to expand our disclosure to clarify that there are no material differences in the compensation policies for the chief executive officer compared to those for our other named executive officers, assuming there are no future changes in policy that warrant discussion. We also intend to explain that Mr. Foote’s compensation is significantly higher than amounts awarded to other named executive officers based on the competitive practices of our comparator group, the broader scope of his responsibilities and the larger percentage of his total compensation that is “at risk”.
4.	Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.
     In future filings, we intend to expand our disclosure to clarify how we reflect the named executive officers’ individual performance in determining salary, long-term equity incentive awards and, if applicable, annual incentive awards. We also intend to describe any elements of individual performance that materially affected individual compensation decisions for our named executive officers.
5.	We refer you to Item 402(b)(1)(vi) of Regulation S-K. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. During 2006 Mr. Foote exercised a significant amount of options. To the extent material, discuss whether the compensation committee considered compensation or amounts realizable from prior compensation in setting other elements of compensation, such as gains from prior option awards. See Item 402(b)(2)(x) of Regulation S-K.
     In future filings, we intend to specify further how each compensation element and the decisions of our Compensation and Organization Committee, or Committee, regarding that element (a) relates to one or more of the objectives of our total compensation package set forth in our Compensation Discussion and Analysis, or CD&A, and (b) affects decisions regarding other compensation elements. In future filings, if material, we also intend to discuss if and how compensation or amounts realizable from prior compensation, such as stock option exercises, were considered in setting other elements of compensation.
Compensation Philosophy, page 15
6.	Please provide further analysis about how you determine the amount and, where applicable, the formula for each element you pay. See Item 402(b)(1)(v) of Regulation S-K. You state that the compensation committee seeks to provide executive officers with an opportunity to earn total compensation between the 50th and 75th percentile of the comparator group. Please disclose the actual percentiles for total compensation and each benchmarked element of compensation in 2006. Please include a discussion of where actual compensation falls within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Also discuss how the compensation committee reviews internal pay equity to set compensation amounts. For example, disclose whether the compensation committee considers internal equity solely among executive officers or whether it targets compensation at a certain multiple of a specified, lower level employee’s earnings.
     Our CD&A discussed the items of corporate performance (i.e., net earnings and the strategic focus targets) upon which awards under our annual incentive program were based for 2006 and how we benchmark each element of compensation against our comparator group of companies. In future filings, we intend to provide further analysis and explanation as to how each element of compensation is determined, for example by providing additional explanation of the formula used to calculate the portion of the award under our annual incentive program based on net earnings, threshold and maximum payout levels (in addition to the target level) for strategic focus targets and the percentage performance of target (in addition to the percentage of target payout level) for strategic focus targets in respect of which a payment is made. We also intend to disclose how compensation opportunities for each of our named executive officers compare to the compensation opportunities awarded by our comparator group of companies for comparable positions. If compensation falls outside our targeted percentile range (currently 50th to 75th percentile), we intend to explain why. If material, we also intend to discuss any consideration the Committee gives to internal pay equity in setting compensation for our named executive officers.
Management’s Role in Compensation, page 16
7.	Please discuss fully the role of executive officers in determining or recommending the amount or form of executive compensation. You state that the chairman and chief executive officer and other members of management usually attend compensation committee meetings. Please consider discussing whether the chairman and chief executive officer also had the ability to call compensation committee meetings or to meet individually with the compensation committee’s compensation consultant. Finally, clarify what role Watson Wyatt plays in determining or recommending the amount or form of executive compensation relative to the role of Hewitt Associates, McDermott, Will and Emery and Jones Day. For example, you state that management’s compensation consultant benchmarks compensation but it is unclear what duties the compensation committee’s compensation consultant performs. See Item 407(e)(3)(ii) and (iii)of Regulation S-K.
     In future filings, we intend to expand our discussion of the roles and responsibilities of our chief executive officer, our Senior Vice President, Human Resources, management’s compensation consultant(s) and the Committee’s compensation consultant(s) with regard to determining and recommending the amount and/or form of executive compensation for our named executive officers.
     McDermott, Will & Emery and Jones Day are law firms. They provide legal advice to management regarding retirement and investment plan matters, employment and severance agreements and incentive compensation programs. Neither of those firms provides services customarily associated with the role of compensation consultants, including determining or recommending the amount or form of executive compensation. Accordingly, in future filings we may choose not to discuss the roles of those firms in our CD&A or the disclosure required by Item 407 (e)(3) of Regulation S-K.
Annual Incentive, page 19
8.	Please analyze why the chief executive officer is eligible to receive higher percentage of base salary as an annual incentive opportunity. Also, clarify how you analyze the 2006 payout percentages for each category of targets along with other factors to determine each named executive’s annual incentive. You may want to provide an illustrative example to explain clearly how awards are calculated under the management incentive plan.

     In future filings, if applicable, we intend to explain that our chief executive officer is eligible to receive a higher percentage of base salary as an annual incentive opportunity in recognition of the broader scope of his responsibilities, so that a larger percentage of his total compensation is “at risk” and based on market data regarding compensation of chief executive officers of our comparator group. As indicated in response to comment 6, we also intend to provide additional explanation regarding award opportunities and payments under our annual incentive program, including if helpful an illustrative example.
9.	You have not disclosed the 2007 financial and operational targets for the management incentive program or the 2007 total shareholder return vesting requirements for the performance shares. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please disclose how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. A statement indicating that the personnel committee “seeks to establish target achievement levels such that the relative difficulty of achieving the target level is consistent from year to year” does not give investors a sense of how difficult it is for you to achieve these goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.
     We did not disclose the 2007 financial and operational targets for our annual incentive program because those targets and the related awards did not affect a fair understanding of our named executive officers’ compensation for the last fiscal year (2006), are not materially different from the 2006 targets and, therefore, are not required to be addressed pursuant to Instruction 2 to Item 402(b) of Regulation S-K. In Release No. 34-54392A it is stated that the CD&A is “intended to put into perspective for investors the numbers and narrative that follow it.” Financial and operational targets for 2007 compensation do not relate to the information regarding 2006 compensation in the tables and narrative that follows our CD&A nor are they required to otherwise place our disclosure in context.
     Information regarding awards made in 2007, including threshold, target and maximum payment targets for annual incentive awards and vesting of performance shares granted in 2007, will be included in the CD&A and other executive compensation disclosure included in the proxy statement for our 2008 annual meeting of stockholders to the extent required or otherwise deemed appropriate by us. Inclusion in this year’s proxy statement of information regarding awards made in 2007 was intended by us to provide information additional to that required by the applicable rules.

Employment Security and Potential Post Employment Payments, page 23
10.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.
     In future filings, we intend to explain how competitive market practices and our specific corporate objectives are used to determine the payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control under the agreements we have with our named executive officers.
2006 Summary Compensation Table, page 26
11.	In footnote 6 to summary compensation table, you have indicated that tickets used for personal purposes and the use of an airplane by a family member when the airplane is being used for business purposes do not have an incremental cost and that you have not assigned any value to such uses. Please tell us why you believe that there is no incremental cost associated with these uses.
     We believe there are no incremental costs associated with our executive officers using our tickets to sporting venues for personal use because the tickets are purchased in advance for the entire season with the intention that they be used for business purposes, they cannot be returned for a refund if they are unused and use for personal purposes occurs only if the tickets have not been reserved for use for a business purpose. We also believe there are no incremental costs associated with our executive officers having a family member accompanying them on a plane leased for business purposes on a space available basis because we lease the entire aircraft and are not charged for use of the aircraft based on the number of passengers. In future filings, if applicable, we intend to expand our disclosure to include these explanations.
2006 Pension Benefits Table, page 30
12.	Please explain the meaning of the UP1994 mortality table information for purposes of the pension plan.
     The Internal Revenue Service requires use of the Uninsured Pensioner 1994 mortality table to determine life expectancies which are used in the calculation of the lump sum pension benefit payable under our retirement plans. In future filings, we intend to expand our retirement plan-related disclosure to include an explanation to that effect.
Nonqualified Deferred Compensation, page 31
13.	Please explain what a “top-hat plan” is and provide an overview of the ERISA and Internal Revenue Code provisions you reference.

     Our nonqualified deferred compensation plan is intended to be a “top-hat” plan. A top-hat” plan, as described in Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974, or ERISA, is an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. As such, the plan is exempt from the participation, vesting, funding and fiduciary requirements of ERISA and is subject to simplified reporting and disclosure requirements of ERISA. Amounts deferred under the plan are subject to the requirements of Section 409A of the Internal Revenue Code, and the plan will be administered consistent with Section 409A. In general, Section 409A imposes requirements as to the timing of elections relating to deferral and payment of compensation deferred by participants under plans such as our deferred compensation plan. In future filings, we intend to expand our deferred compensation plan-related disclosure to include these (or similar) explanations of a “top-hat” plan and Section 409A.
     Pursuant to your request, USG Corporation acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings;

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me if you have any questions regarding our responses to the staff’s comments.

Sincerely,

Ellis A. Regenbogen